June 28, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming Letter dated June 28, 2002

On the basis of the facts presented, this Division will not recommend any enforcement action to the Commission if, as described in your letter (1) Exxon Mobil does not register, under the Securities Act of 1933 ("Securities Act"), its execution of the Guarantee to holders of the Old Mobil Debentures in reliance upon your opinion as counsel that such registration is not required; (2) neither Exxon Mobil nor Mobil qualifies the Supplemental Indenture with respect to the Guarantee under the Trust Indenture Act of 1939, in reliance upon your opinion as counsel that such qualification is not required, and (3) Mobil and Exxon Mobil, in reliance upon your opinion as counsel that the exemption provided by Section 3(a)(9) of the Securities Act is available, issue New Mobil Debentures with related guarantees and cash payment in exchange for Old Mobil Debentures with related guarantees without registration under the Securities Act.

In reaching these positions, we particularly note your representations that, under the terms of the Indenture, no consent or vote of the holders of the Old Mobil Debentures is required for the company to execute the Guarantee and related Supplemental Indenture and the holders of the Old Mobil Debentures will not pay any consideration or give up any rights in connection with the issuance of the Guarantee and related Supplemental Indenture. We also note your representations that communications with security holders will not constitute "soliciting such exchange" within the statute's meaning.

You have not asked and we therefore do not address the application of Rule 12h-5 to Exxon Mobile's Exchange Act reporting obligations and appropriate financial statement presentation.

This position is based on the representation made to the Division in your letter. Different facts or conditions might require a different result. This letter expresses the Division's position on enforcement action only. It does not express a legal opinion on the questions presented.

Sincerely,

Carol McGee,
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2002

Donald C. Walkovik
Sullivan & Cromwell
125 Broad Street
New York, New York 10004-2498

Re: Exxon Mobil Corp

Dear Mr. Walkovik:

In regard to your letter of June 28, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

Securities Act of 1933
Section 3(a)(9)

SULLIVAN & CROMWELL
125 Broad Street
New York, NY 10004-2498

June 28, 2002

Via E-mail

Office of Chief Counsel,
Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Exxon Mobil Corporation – Proposed Debt Exchange Offer

Ladies and Gentlemen:

We are writing on behalf of Exxon Mobil Corporation, a New Jersey corporation ("*ExxonMobil*"), and Mobil Corporation, a Delaware corporation and a wholly owned subsidiary of ExxonMobil ("*Mobil*"), in connection with a proposed debt exchange offer to be undertaken by Mobil and ExxonMobil.

As more fully discussed below, Mobil has outstanding $250,000,000 principal amount of 8⅝% debentures due August 15, 2021 (the "*Old Mobil Debentures*"). As part of its continuing efforts to reduce its overall interest expense and to simplify the credit structure of the ExxonMobil group, ExxonMobil, together with Mobil, seeks to undertake an exchange offer (the "*Exchange Offer*") whereby ExxonMobil and Mobil would offer to acquire the Old Mobil Debentures in exchange for (1) new debt securities, in the same principal amount, to be issued by Mobil and guaranteed by ExxonMobil (the "*New Mobil Debentures*") and (2) a cash payment. Prior to the Exchange Offer, ExxonMobil will fully and unconditionally guarantee (the "*Guarantee*") the due and punctual payment of the principal of and interest on the Old Mobil Debentures. In connection with the Exchange Offer, Mobil and ExxonMobil will enter into a new indenture (the "*New Indenture*") pursuant to which Mobil will issue, and ExxonMobil will guarantee, the New Mobil Debentures. Prior to the commencement of the Exchange Offer, the New Indenture will be qualified under the Trust Indenture Act of 1939, as amended (the "*Trust Indenture Act*").

On behalf of ExxonMobil and Mobil, we respectfully request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") confirm that it will not recommend any enforcement action to the Commission if: (i) ExxonMobil issues the Guarantee without registering it under the Securities Act of 1933, as amended (the "*Securities Act*"); (ii) neither ExxonMobil nor Mobil qualify a supplemental indenture under the Trust Indenture Act with respect to the Guarantee; and (iii) the New Mobil Debentures and related guarantees are issued in exchange for the Old Mobil Debentures and related guarantees pursuant to the Exchange Offer without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

Background

In August 1991, Mobil issued and sold $250,000,000 principal amount of the Old Mobil Debentures in a registered public offering. The Old Mobil Debentures were issued pursuant to an Indenture, dated as of October 1, 1986 (as supplemented from time to time, the "*Old Indenture*"), between Mobil and Manufacturers Hanover Trust Company, as trustee. Interest on the Old Mobil Debentures is payable seminannually on February 15 and August 15. The Old Mobil Debentures are not redeemable prior to maturity. As of April 4, 2002, the aggregate principal amount of Old Mobil Debentures outstanding was $250,000,000, which was held by 14 holders of record and approximately 30 direct participants.

Mobil became a wholly owned subsidiary of ExxonMobil following the merger of Mobil with Exxon Corporation in 1999.

The Exchange Offer

The Exchange Offer will be subject to customary terms and conditions and will be conducted in accordance with Regulation 14E under the Securities and Exchange Act of 1934, as amended. Under the proposed terms of the Exchange Offer, for each $1,000 principal amount of Old Mobil Debentures exchanged, the holder thereof will receive $1,000 principal amount of New Mobil Debentures and a cash payment equal to the sum of (i) the difference between the reference price of the Old Mobil Debentures and the reference price of the New Mobil Debentures plus (ii) a specified fixed spread. The reference prices, fixed spread and cash payment will be determined by market conditions. The cash payment is expected to fall within an approximate range of $50 to $80.

The terms of the New Mobil Debentures will be substantially similar to those of the Old Mobil Debentures, except that the proposed maturity date of the New Mobil Debentures will be in 2011, while the Old Mobil Debentures mature in 2021. It is anticipated that the interest rate of the New Mobil Debentures will be the same as for the Old Mobil Debentures.

Prior to the Exchange Offer, ExxonMobil and Mobil intend to enter into a supplemental indenture (the "*Supplemental Indenture*") to the Old Indenture pursuant to which ExxonMobil will issue the Guarantee. As more fully discussed below, the purpose of the Guarantee is to satisfy the "identity of issuer" requirement of the exemption provided by Section 3(a)(9) of the Securities Act in light of the fact that the New Mobil Debentures will be fully and unconditionally guaranteed by ExxonMobil. In accordance with the terms of the Old Indenture, holders of the Old Mobil Debentures will not be entitled to, and will not, vote on the receipt of the Guarantee. Once issued, the Guarantee will remain in force regardless of whether the Exchange Offer is consummated.

In connection with the Exchange Offer, Mobil and ExxonMobil will enter into the New Indenture pursuant to which Mobil will issue, and ExxonMobil will guarantee, the New Mobil Debentures. The purpose of the guarantees is to simplify the credit structure of the ExxonMobil group by having holders of the New Mobil Debentures look to the credit quality of ExxonMobil, the ExxonMobil group's ultimate parent entity and a reporting company, rather than Mobil in evaluating the New Mobil Debentures. Prior to the commencement of the Exchange Offer, the New Indenture will be qualified under the Trust Indenture Act.

ExxonMobil and Mobil expect to condition their obligation to accept for exchange, and to deliver the New Mobil Debentures in exchange for, the Old Mobil Debentures upon (i) obtaining any necessary governmental consents and approvals, including without limitation any required approvals or orders relating to the New Indenture under the Trust Indenture Act, (ii) some specified minimum aggregate principal amount of outstanding Old Mobil Debentures being tendered, and (iii) the satisfaction of other conditions customary for transactions similar to the Exchange Offer.

In connection with the Exchange Offer, ExxonMobil intends to engage a financial advisor to provide the following limited services:

- advising and consulting with ExxonMobil on the structure and terms of, and procedures for, the Exchange Offer and the preparation of various communications to holders of the Old Mobil Debentures;
- being named as financial advisor in the offering circular and letter of transmittal relating to the Exchange Offer;
- advising ExxonMobil on procedures to be used in connection with conversations with holders concerning the Exchange Offer;
- notifying holders of the details of the Exchange Offer, which communications will be limited to answering questions and resolving any confusion as to the mechanical and procedural aspects of the Exchange Offer;

- confirming the accuracy of the addresses of holders;
- mailing or otherwise assisting in the distribution of Exchange Offer materials;
- contacting holders to determine whether they have received the Exchange Offer materials and answering any questions regarding the terms of the Exchange Offer within the confines of the Exchange Offer materials;
- contacting holders to determine what action they plan to take and communicating such information to ExxonMobil;
- contacting holders to remind them of all deadlines; and
- communicating with back office personnel at nominees to ensure that all information relating to the Exchange Offer is being forwarded to beneficial owners of the Old Mobil Debentures.

The financial advisor will not make any recommendations regarding the Exchange Offer, nor engage in any communications of selective facts about the Exchange Offer or other substantive communications that effectively would be such a recommendation. If a holder asks for advice, the financial advisor will respond that the holder should obtain such advice from such holder's own advisors or should contact appropriate employees of ExxonMobil. ExxonMobil will pay the financial advisor a flat fee in connection with its services. This fee will be payable regardless of whether the Exchange Offer is consummated and regardless of the number of securities tendered.

In connection with the Exchange Offer, ExxonMobil also will appoint (i) an exchange agent, which will receive all tendered Old Mobil Debentures and related documents and take actions necessary to effect the exchange of such securities for New Mobil Debentures, and (ii) an information agent, which, in addition to possibly performing some of the administrative services outlined in the list set forth above, will answer questions concerning exchange procedures and provide holders of Old Mobil Debentures with copies of the Exchange Offer materials upon request. Both the exchange agent and the information agent will be paid customary fees for their services, which will not be dependent upon consummation of the Exchange Offer or the number of securities tendered, and will be reimbursed for reasonable out-of-pocket expenses. The information and exchange agents will not make any recommendations regarding the Exchange Offer.

Other than as described herein, no commission or other remuneration will be paid by ExxonMobil in connection with the Exchange Offer.

Request

On behalf of ExxonMobil and Mobil, we respectfully request that, based on the facts and assumptions set forth herein, the Staff confirm that it will not recommend any enforcement action to the Commission if: (i) ExxonMobil issues the Guarantee without registering it under the Securities Act; (ii) neither ExxonMobil nor Mobil qualify the Supplemental Indenture under the Trust Indenture Act; and (iii) the New Mobil Debentures and related guarantees are issued in exchange for the Old Mobil Debentures and related guarantees pursuant to the Exchange Offer without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

Discussion

1. *No requirement for ExxonMobil to register the Guarantee under the Securities Act.*

In order to constitute a "sale" within the meaning of Section 2(a)(3) of the Securities Act, any contract of sale or disposition must be "for value." Under the terms of the Old Indenture, holders of the Old Mobil Debentures do not have any right to vote upon or contest the Guarantee or the execution of the Supplemental Indenture in connection with the Guarantee. Furthermore, holders of the Old Mobil Debentures are not paying any consideration or giving up any rights to obtain the Guarantee. In our opinion, there is no "sale" within the meaning of Section 2(a)(3) of the Securities Act and therefore no requirement to register the Guarantee under the Securities Act. The Staff previously has reached the same conclusion in comparable situations. *See* The Bank of Tokyo-Mitsubishi, Ltd. (available March 28, 2001); Newcourt Credit Group, Inc. (available October 2, 1998); BankAmerica Corp. (available March 20, 1992); Union Carbide Corp. (available April 12, 1991); Norfolk and Western Railway Co. (available December 24, 1990); Time Warner Inc. (available January 9, 1990); FHC-Compcare, Inc. (available October 12, 1989); Daisy Systems Corp. (available April 10, 1989); Newell Co. (available July 22, 1987); McKesson Corp. (available September 12, 1985); and American General Corp. (available September 19, 1980).

2. *No requirement for the ExxonMobil or Mobil to qualify the Supplemental Indenture under the Trust Indenture Act.*

Section 303(2) of the Trust Indenture Act adopts the definition of "sale" contained in Section 2(a)(3) of the Securities Act. In our opinion, for the same reasons discussed above, the Guarantee will not constitute a "sale" within the meaning of the Trust Indenture Act and, accordingly, qualification of the Supplemental Indenture will not be required under the Trust Indenture Act. The Staff previously has reached the same conclusion in comparable situations, in particular in each of the cases listed above. *See* The Bank of Tokyo-Mitsubishi, Ltd., *supra*; Newcourt Credit Group, Inc., *supra*;

BankAmerica Corp., *supra*; Union Carbide Corp., *supra*; Norfolk and Western Railway Co., *supra*; Time Warner Inc., *supra*; FHC-Compcare, Inc., *supra*; Daisy Systems Corp., *supra*; Newell Co., *supra*; McKesson Corp., *supra*; and American General Corp., *supra*.

3. *New Mobil Debentures issued in the Exchange Offer may be issued without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.*

The issuance of New Mobil Debentures and related guarantees in exchange for the Old Mobil Debentures and related guarantees will be exempt from registration under Section 3(a)(9) of the Securities Act, which provides an exemption from registration for "any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange." The Exchange Offer satisfies both requirements imposed by the Section 3(a)(9) exemption: the identity of issuer requirement and the requirement that the Exchange Offer involve no commission or other remuneration in connection with the solicitation of holders of Old Mobil Debentures.

A. *Identity of issuer.*

Following the execution and delivery of the Supplemental Indenture, ExxonMobil will have fully and unconditionally guaranteed all payments of principal of and interest on the Old Mobil Debentures. At the same time, pursuant to the New Indenture under which ExxonMobil will act as guarantor, ExxonMobil will have fully and unconditionally guaranteed all payments in respect of the New Mobil Debentures to be issued in connection with the Exchange Offer. Under Section 2(a)(1) of the Securities Act, the term "security" is defined to include the guarantee of any other security. Consequently, the guarantees of ExxonMobil relating to the Old Mobil Debentures and the New Mobil Debentures will be securities issued by ExxonMobil. On this basis, both Mobil and ExxonMobil will be issuers of the Old Mobil Debentures and related guarantees, respectively, and the New Mobil Debentures and related guarantees, respectively, and the offering and issuance of the New Mobil Debentures and related guarantees to the existing holders of the Old Mobil Debentures and related guarantees will satisfy the identity of issuer requirement under Section 3(a)(9).

The view that both ExxonMobil and Mobil should be treated as issuers of the Old Mobil Debentures and related guarantees and the New Mobil Debentures and related guarantees is supported by the reasoning in a number of no-action letters involving a harder case than the present one, the exchange by a guarantor of its securities for those of the issuer whose payment obligations were guaranteed. *See*, for example, AOL Time Warner, Inc. (available November 15, 2000); SunTrust Banks, Inc. (available July 16, 1999); Petroleum Geo-Services ASA (available June 8, 1999); Homestake Mining Co. (available August 28, 1998); Warnaco Group, Inc. (available August 7, 1998); Echo Bay Mines, Ltd. (available May 18, 1998); Imco Realty Services, Inc.

(available February 6, 1990); Saatchi & Saatchi Corp. (available May 18, 1989); Daisy Systems Corp., *supra*.

Ultimately, the Old Mobil Debentures and the New Mobil Debentures will be issued and guaranteed by the same entities and otherwise will be substantially similar in all respects except that the final maturity of the New Mobil Debentures would be shorter than that of the Old Mobil Debentures.

B. *No commission or other remuneration for solicitation of exchanges.*

The Staff previously has concluded in a number of no-action letters that payments to financial advisors or investor relations firms in connection with an exchange offer will not constitute the payment of a commission or remuneration for purposes of Section 3(a)(9) where the services to be rendered are merely administrative, the agent does not make any recommendations and the fee is not tied to the consummation of the exchange or the number of securities exchanged. *See*, for example, Petroleum GeoServices ASA, *supra*; Calton, Inc. and Subsidiaries (available September 30, 1991); International Controls Corp. (available August 6, 1990); Seaman Furniture Co., Inc. (available October 10, 1989); Mortgage Investors of Washington (available October 8, 1980); Hamilton Brothers Petroleum Corp. (August 14, 1978); Valhi, Inc. (October 15, 1976); The Carter Organization, Inc. (April 7, 1975); and Georgeson & Co. (June 11, 1973).

As discussed above, the roles of the financial advisor, exchange agent and information agent in connection with the Exchange Offer will be limited to merely administrative services. The financial advisor, exchange agent and information agent will not make any recommendations regarding the Exchange Offer, nor engage in any communications of selective facts about the Exchange Offer or other substantive communications that would effectively be such a recommendation. If a holder asks for advice, the financial advisor, exchange agent or information agent, as the case may be, will respond that the holder should obtain such advice from such holder's own advisors or contact appropriate employees of ExxonMobil. Moreover, the financial advisor, exchange agent and information agent each will be paid fees that are not contingent on consummation of the Exchange Offer or tied to the number of securities tendered. Accordingly, we believe that ExxonMobil's payment of such fees will not constitute a "commission or other remuneration" for purposes of Section 3(a)(9).

Conclusion

On behalf of ExxonMobil and Mobil, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if: (i) ExxonMobil issues the Guarantee without registering it under the Securities Act; (ii) neither ExxonMobil nor Mobil qualify the Supplemental Indenture under the Trust Indenture Act; and (iii) the New Mobil Debentures and related guarantees are issued in exchange for the Old Mobil Debentures and related guarantees pursuant to the Exchange Offer without registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act.

If you require any further information, please contact the undersigned at (212) 558-3911. If your conclusions should differ from our own, we would appreciate it if you would contact us prior to making any written response to this letter so that we may be given the opportunity to clarify our views. Thank you for your attention to this matter.

Sincerely,

/s/ Donald C. Walkovik
Donald C. Walkovik

cc: James E. Parsons
(Exxon Mobil Corporation)